UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-86706

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                          MM/DD/YY                         MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____ **LPS Capital LLC** _____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

### 600 Lexington Avenue, Suite 502
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| John Tarleton | (212) 441-3810 | JTarleton@LPScptl.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

### BDG-CPAs
(Name – if individual, state last, first, and middle name)

| 76 N. Walnut St | Ridgewood | NJ | 07450 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 02/18/2024 | 1167 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

### FOR OFFICIAL USE ONLY

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, __John Tarleton__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __LPS Capital LLC__, as of __12/31__, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> HOWARD MALZBERG
> NOTARY PUBLIC, STATE OF NEW YORK
> Registration No. 01MA4913510
> Qualified in New York County
> My Commission Expires: _Nov 23, 2029_

Signature: _[signature]_

Title: __President__

_[signature]_   MARCH 2, 2026

### This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

LPS Capital LLC

Financial Statements

December 31, 2025

LPS Capital LLC
Index to the Financial Statements
December 31, 2025



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

## Report of Independent Registered Public Accounting Firm

To the Member of
LPS Capital LLC:

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of LPS Capital LLC as of December 31, 2025, the related statements of operations, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of LPS Capital LLC as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of LPS Capital LLC's management. Our responsibility is to express an opinion on LPS Capital LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to LPS Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Auditor's Report on Supplemental Information**

The supplemental information in Schedule I, listed in the accompanying Index to the Financial Statements, has been subjected to audit procedures performed in conjunction with the audit of LPS Capital LLC's financial statements. The supplemental information is the responsibility of LPS Capital LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*BDG-CPAs*

We have served as LPS Capital LLC's auditor since 2014.

BDG-CPAs, PC
Ridgewood, NJ
March 2, 2026



LPS Capital LLC

Statement of Financial Condition

As of December 31, 2025

<u>Assets</u>

| | | |
|---|---|---:|
| Cash | $ | 2,112,695 |
| Deposits with clearing organizations (cash of $5,813,242) | | 5,813,242 |
| Receivables from broker-dealers and clearing organizations | | 2,064,574 |
| Receivables from non-customers (no allowance) | | 422,446 |
| Prepaid expenses and other assets | | 986,854 |
| Total assets | | 11,399,811 |

<u>Liabilities and Member's Equity</u>

Liabilities

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 334,842 |
| Payable to broker-dealers and clearing organizations | | 3,420,488 |
| Economic Injury Disaster Loan payable (see Note 11) | | 150,000 |
| Due to related party | | 101,216 |
| Income taxes payable | | 137,066 |
| | | 4,143,612 |
| Commitments, contingencies and guarantees | | |
| Subordinated borrowings | | 1,100,000 |
| Total liabilities | | 5,243,612 |
| Member's equity | | 6,156,199 |
| Total liabilities and member's equity | $ | 11,399,811 |

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Statement of Operations
For the year ended December 31, 2025

| | | |
|---|---|---|
| Revenues | | |
| Commissions revenue | $ | 22,054,963 |
| Trading gains or losses, net | | 19,710,850 |
| Net gain from principal transactions in commodities | | 52,495 |
| Fees earned | | 4,625,893 |
| Total revenues | | 46,444,201 |
| Expenses | | |
| Employee compensation and benefits | | 24,067,102 |
| Clearing and execution expenses | | 12,590,378 |
| Communications and data processing | | 3,539,236 |
| Rent expense | | 278,832 |
| Regulatory fees and expenses | | 241,318 |
| Interest expense | | 16,640 |
| Other expenses | | 1,805,145 |
| Total expenses | | 42,538,651 |
| Net income before income taxes | | 3,905,550 |
| Income tax expense | | 123,822 |
| Net income | $ | 3,781,728 |

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2025

| | | |
|---|---|---:|
| Beginning Member's Equity | $ | 2,624,471 |
| Capital contributions | | 450,000 |
| Member distributions | | (700,000) |
| Net income | | 3,781,728 |
| Ending Member's Equity | $ | 6,156,199 |

The accompanying notes are an integral part of the financial statements.

LPS Capital LLC
Statement of Changes in Subordinated Borrowings
For the year ended December 31, 2025

| | | |
|---|---|---|
| Subordinated borrowings at January 1, 2025 | $ | 1,100,000 |
| Increases: | | |
| Issuance of subordinated notes | | - |
| Decreases: | | |
| Payment of subordinated notes | | - |
| Subordinated borrowings at December 31, 2025 | $ | 1,100,000 |

The accompaying notes are an integral part of the finanical statements.

LPS Capital LLC
Statement of Cash Flows
For the year ended December 31, 2025

| | | |
|---|---|---:|
| Cash flows from operating activities | | |
| Net income | $ | 3,781,728 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Changes in assets and liabilities: | | |
| Deposits with clearing organizations | | (2,872,519) |
| Receivables from broker-dealers and clearing organizations | | 1,107,967 |
| Receivables from non-customers, net | | (68,152) |
| Prepaid expenses and other assets | | (697,210) |
| Accounts payable and accrued expenses | | (1,200,686) |
| Payable to broker-dealers and clearing organizations | | (491,719) |
| Due to related parties | | 24,095 |
| Income taxes payable | | 76,533 |
| | | |
| Total adjustments | | (4,121,691) |
| | | |
| Net cash provided by operating activities | | (339,963) |
| | | |
| Net cash flows from investing activities | | - |
| | | |
| Cash flows from financing activities | | |
| Capital contributions | | 450,000 |
| Member distributions | | (700,000) |
| | | |
| Net cash used by financing activities | | (250,000) |
| | | |
| Net decrease in cash | | (589,963) |
| | | |
| Cash, beginning of year | | 2,702,658 |
| Cash, end of year | $ | 2,112,695 |
| | | |
| Cash paid during the year for: | | |
| Interest | $ | 19,772 |
| Income taxes | | 47,289 |

The accompanying notes are an integral part of the financial statements.

**LPS Capital LLC**
**Notes to Financial Statements**
**December 31, 2025**

## Note 1 – Organization and Nature of Business

Effective May 8, 2017, LPS Partners Inc., incorporated on June 24, 2010 under the laws of the State of California, was converted to LPS Capital LLC, a California single-member Limited Liability Company, (the "Company") through an exchange of Company shares for Membership units. For financial statement reporting, assets and liabilities transferred to the limited liability company were recorded at the predecessor corporation's historical cost basis.

The Company is a broker-dealer registered with the SEC since March 12, 2012 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company registered as an introducing broker (IB) with the Commodity Futures Trading Commission (CFTC) and National Futures Association (NFA) on April 23, 2015. The Company is wholly owned by LPS Partners LLC (the "Parent"), a New York domiciled limited liability company.

## Note 2 – Summary of Significant Accounting Policies

*ASC 606 Revenue Recognition*

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers* (Topic 606) ("ASC 606"). The requirements of ASC 606 were effective for the Company for the year ended December 31, 2018. The Company adopted the standard on January 1, 2018 using the modified retrospective approach, and in conjunction with the adoption, management evaluated the new guidance in ASC 606 and determined that there is no change in the manner that the Company recognizes revenue. Furthermore, management has determined that the required guidance in ASC 606 does not have an impact on the Company's financial or regulatory capital.

*ASC 842 Leases*

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842) ("ASC 842"). The objective of this ASU is to increase transparency and comparability in financial reporting by requiring balance sheet recognition of leases and note disclosure of certain information about lease arrangements. It is effective for public business entities for annual reporting periods beginning after December 15, 2018. The Company adopted the standard on January 1, 2019 using the modified retrospective approach. The new guidance provided by ASC 842 did not materially impact the Company's financial or regulatory capital. The lease is not in the name of the Company, but is in the name of the Parent. An expense sharing agreement has been established as described in Note 4 below.

## Note 2 – Summary of Significant Accounting Policies (continued)

*Use of Estimates*

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

*Securities Transactions*

Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis.  Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

*Cash and Cash Equivalents*

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.  The Company maintains its cash in accounts that at times may exceed federally insured limits.

*Allowance for Credit Losses*

The Company provides for estimated losses on accounts receivable, using the allowance method, based on prior bad debt experience and a review of existing receivables.  The Company has evaluated its accounts receivable at December 31, 2025 and has determined that no allowance for credit losses is required.

*Commissions*

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

**Note 3 – Fair Value**

*Fair Value Hierarchy*

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.  Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
- *Level 1*.  Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2*.  Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3*.  Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.  Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The financial instruments of the Company are reported in the statement of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

**Note 4 – Related Party Transactions**

The Company rents office space from LPS Partners LLC.  Rent expense paid by LPS Partners LLC on behalf of the Company for the year ended December 31, 2025 amounted to approximately $230,000.

**Note 4 – Related Party Transactions (continued)**

LPS Partners LLC bears expenses on account of the Company relating to insurance, telecommunications, and other operating expenses.  The Company is invoiced for its portion of the expense monthly.  During the year ended December 31, 2025, insurance expenses of approximately $682,000 and communications, computer, and data processing expenses of approximately $321,000 were charged by LPS Partners LLC to the Company.  In addition, during the year ended December 31, 2025, other operating expenses of approximately $43,000 were charged by LPS Partners LLC to the Company.

The Company paid a Management Fee to LPS Partners LLC in the amount of $756,000 during the year ended December 31, 2025.

As of December 31, 2025, $101,216 was owed by the Company to LPS Partners LLC.

See Note 8 regarding the Company's subordinated borrowings with LPS Partners LLC.

**Note 5 – Income Taxes**

LPS Partners Inc. elected to convert from a California Corporation into a California Limited Liability Company (LLC) effective May 8, 2017 at this time changing their name to LPS Capital LLC. The Company is disregarded for tax purposes and is included in its Parent's tax return.

Since the Company will be included with its Parent and taxed as a partnership for the year ended December 31, 2025, there is a provision of the local tax, New York City Unincorporated Business Tax, a California franchise tax fee, and no provision for federal or state income taxes has been made in the accompanying financial statements since such liabilities, if any, are the responsibility of the Parent's members.

The components of the income tax provision from continuing operations for the year ended December 31, 2025 are summarized as follows:

| Current income and other tax expense | |
|---|---:|
| Federal | $ - |
| State and local | 123,822 |
| Total | $ 123,822 |

The current tax payable balance of $137,066 at December 31, 2025, is owed to its Parent.

**Note 5 – Income Taxes (continued)**

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes.  Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period.  The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.  The Company does not have any uncertain tax positions and associated unrecognized tax benefits that materially impact the financial statements or related disclosures.

The Company is not currently under any examination by federal or state tax authorities.  Generally, the Company's tax returns remain open for three years for income tax examination. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2022.

**Note 6 – Concentrations of Credit Risk**

The Company clears all securities transactions through other broker-dealers on a fully disclosed basis.  The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for the settlement, collection and payment of funds, and receipt and delivery of securities relative to customer transactions.  The agreements between the Company and its clearing broker-dealers provide that the Company is obligated to assume any exposure related to non-performance by its customers.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair both the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.  The Company seeks to control the risk associated within non-performance by monitoring all customer activity and reviewing information it receives from its clearing brokers on a daily basis.

The Company seeks to minimize risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealers.  The Company's cash and securities owned that are held at its clearing brokers are subject to the credit risks of the clearing brokers.

**Note 7 – Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.  At December 31, 2025, the Company had net capital of $4,608,497 which was $4,332,256 in excess of its required net capital.  The Company's percentage of aggregate indebtedness to net capital as of December 31, 2025, was 90%.

**Note 8 – Subordinated Borrowings**

Subordinated note, 1 percent, due May 23, 2026          $1,100,000

The subordinated borrowings are with a related party and are available in computing net capital under the SEC's uniform net capital rule.  To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The fair value of subordinated borrowings at December 31, 2025 is $1,100,000.

**Note 9 – Guarantees**

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements.  FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.  This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

### Note 9 – Guarantees (continued)

*Indemnifications*

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

### Note 10 – Revenue From Contracts With Customers

*Significant Judgments*

Revenue from contracts with customers includes riskless principal transactions, commission income, commodities principal transactions and other fees earned. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

*Commissions*

Brokerage commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

**Note 10 – Revenue From Contracts With Customers (continued)**

*Trading Gains or Losses*

Riskless Principal Transactions:  The Company executes client trades on a riskless principal basis, acting as a contra-broker to the customer's trade.  As a riskless principal trader, the Company executes simultaneous buys and sells, adding a "mark-up" to collect compensation.   This compensation and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

*Disaggregated Revenue from Contracts with Customers*

The following table presents revenue by major source.

| Revenue from contracts with customers | |
|---|---:|
| Trading gains or losses, net | |
|     Riskless principal transactions | $ 19,710,850 |
| Total trading gains or losses, net | 19,710,850 |
| | |
| Commissions | |
|     Brokerage commissions | 22,054,963 |
|       Total commissions revenue | 22,054,963 |
| | |
| Commodities trading gains or losses | |
|     Net gain from principal transactions in commodities | 52,495 |
|       Total commodities revenue | 52,495 |
| | |
| Consulting fees | 4,625,893 |
|     Total consulting fees | 4,625,893 |
| | |
| Total revenue from contracts with customers | $ 46,444,201 |

**Note 11– Economic Injury Disaster Loan and Market Risks**

Market risks include risks related to pandemics and international conflicts.  As of December 31, 2025, the Company had sufficient liquidity to continue operations into the foreseeable future.

In April 2020, the Company was granted an Economic Injury Disaster Loan ("EIDL") administered by the SBA.  The Company received a $10,000 advance on the EIDL in April 2020 and received the balance of $150,000 in July 2020.  The loan is collateralized by the assets of the Company and accrues interest at 3.75% per annum.  The term of the loan is 30 years, and the Company began making interest-only payments during 2023.  The loan is expected to be repaid in full by 2050.  During the year ended December 31, 2021, $10,000 of the loan was forgiven.

**Note 12 – Single Reportable Segment**

The Chief Operating Decision Makers ("CODM") of the Company include the President, Chief Financial Officer and Chief Operating Officer collectively referred to as management.  Due to the similarities and related nature of the broker-dealer's products, management aggregates and evaluates the broker-dealer's operating activities and business lines as a single reporting segment, under the umbrella of financial products.  The metrics used by management to assess the performance of the Company's operating divisions include revenue, net income (loss), and cash flows from operating activities.  The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results.  Additionally, the CODM uses excess net capital (see Note 7), to make operational decisions while maintaining capital adequacy.  The Company's operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods.

**Note 13 – Subsequent Events**

The Company has evaluated subsequent events through March 2, 2026, the date which the financial statements were available to be issued.

Schedule I

LPS Capital LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

| | | |
|---|---|---:|
| Total member's equity qualified for net capital | $ | 6,156,199 |
| Subordinated borrowings allowable in computation of net capital | | 1,100,000 |
| Total capital and allowable subordinated liabilities | | 7,256,199 |
| Total non-allowable assets | | (2,647,702) |
| Net capital before haircuts on securities positions | | 4,608,497 |
| Haircuts on securities (computed, where applicable, pursuant to rule 15c-3-1(f)) | | - |
| Net capital | $ | 4,608,497 |
| Total Aggregate Indebtedness: | | 4,143,612 |
| Computation of basic net capital requirement: | | |
| 6 2/3% of aggregate indebtedness | $ | 276,241 |
| Minimum dollar net capital requirement: | $ | 100,000 |
| Excess net capital (net capital less minimum dollar capital requirement) | $ | 4,332,256 |
| Net capital less the greater of 10% of aggregate indebtedness or 120% of the statutory minimum net capital required | $ | 4,194,136 |
| Percentage of aggregate indebtedness to net capital | | 89.91% |

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2025)

| | | |
|---|---|---:|
| Net capital, as reported in Company's Part II FOCUS Report (unaudited) | $ | 4,608,497 |
| Audit adjustments | | - |
| Net capital per the preceding | $ | 4,608,497 |

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2025

# LPS Capital LLC
## COMPUTATION FOR DETERMINATION OF RESERVE
## REQUIREMENTS UNDER RULE 15c3-3

### December 31, 2025

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

*Report of Independent Registered Public Accounting Firm.*

# LPS Capital LLC
## INFORMATION RELATING TO POSSESSION
## OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2025

The Company claims exemption from the requirements of SEC Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

*Report of Independent Registered Public Accounting Firm.*



**LPS Capital LLC**

600 Lexington Avenue, Suite 502
New York, NY  10022
(212) 441-3810

Schedule IV

Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, 17 C.F.R. § 240.17a-5 of the U.S. Securities and Exchange Commission ("SEC").

To the best of its knowledge and belief, LPS Capital LLC (the "Company") states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions in paragraph (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. - (the "identified exemption provisions"). The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2025, without exception.

LPS Capital LLC

I, John Tarleton, affirm that, to the best of my knowledge and belief, this Exemption Report is complete and accurate.

By: _(signature)_

Title:   President

Date:   03/02/2026



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

## Report of Independent Registered Public Accounting Firm

To the Member of
LPS Capital LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) LPS Capital LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*BDG-CPAs*

BDG-CPAs, PC
Ridgewood, NJ
March 2, 2026



76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

**Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures**

To the Member of
LPS Capital LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2025. Management of LPS Capital LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2025 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2025, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2025. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*BDG-CPAs*

BDG-CPAs, PC
Ridgewood, NJ
March 2, 2026





76 North Walnut Street
Ridgewood, New Jersey 07450
201-652-4040
fax: 201-652-0401
www.bdgcpa.com

To the Member of LPS Capital LLC:

In planning and performing our audit of the financial statements and supplemental schedules (collectively "the financial statements") of LPS Capital LLC (the "Company") as of December 31, 2025 and for the year then ended, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have evaluated the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This included practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company is an introducing broker (as defined by CFTC Regulation 1.3), we did not evaluate the practices and procedures followed by the Company in making the following:

1. The daily computations of the segregation requirements of Sections 4d(a)(2) and 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2. The daily computations of the foreign futures and foreign options secured amounts requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are being executed only in accordance with management's authorization and recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, material weaknesses may exist that were not identified.

Given these limitations, during our audit, we did not identify any deficiencies in internal control or control activities for safeguarding customer and firm assets that we consider to be a material weakness as of or for during the year ended December 31, 2025.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our evaluation, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2025, to meet the CFTC's objectives.

This communication is intended solely for the information and use of the Company's Member, management, the CFTC, the National Futures Association and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be, and should not be, used by anyone other than these specified parties.

*BDG-CPAs*

BDG-CPAs
Ridgewood, NJ
March 2, 2026



SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

## GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2025

Determination of "SIPC NET Operating Revenues" and General Assessment for:

| *MEMBER NAME* | *SEC No.* |
|---|---|
| LPS CAPITAL LLC | 8-68706 |

For the fiscal period beginning 1/1/2025 and ending 12/31/2025

| | | | | |
|---|---|---|---|---|
| **1** | | Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030) | | $ 46,444,201.00 |
| **2** | | Additions: | | |
| | **a** | Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | | |
| | **b** | Net loss from principal transactions in securities in trading accounts. | | |
| | **c** | Net loss from principal transactions in commodities in trading accounts. | | |
| | **d** | Interest and dividend expense deducted in determining item 1. | | |
| | **e** | Net loss from management of or participation in the underwriting or distribution of securities. | | |
| | **f** | Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities. | | |
| | **g** | Net loss from securities in investment accounts. | | |
| | **h** | Add lines 2a through 2g. This is your **total additions**. | | $ 0.00 |
| **3** | | Add lines 1 and 2h | | $ 46,444,201.00 |
| **4** | | Deductions: | | |
| | **a** | Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products. | | |
| | **b** | Revenues from commodity transactions. | $ 52,495.00 | |
| | **c** | Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | $ 12,570,271.00 | |
| | **d** | Reimbursements for postage in connection with proxy solicitations. | | |
| | **e** | Net gain from securities in investment accounts. | | |
| | **f** | 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | | |
| | **g** | Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | | |
| | **h** | Other revenue not related either directly or indirectly to the securities business. | | |

***Deductions in excess of $100,000 require documentation***

| | | | | | |
|---|---|---|---|---|---|
| **5** | **a** | Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income | $ 7,670.00 | | |
| | **b** | 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960) | | | |
| | **c** | Enter the greater of line 5a or 5b | | $ 7,670.00 | |
| **6** | | Add lines 4a through 4h and 5c. This is your **total deductions**. | | | $ 12,630,436.00 |

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

**GENERAL ASSESSMENT FORM**

For the fiscal year ended 12/31/2025

| | | | | |
|---|---|---|---|---|
| 7 | Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**. | | | $ 33,813,765.00 |
| 8 | Multiply line 7 by .0015. This is your **General Assessment**. | | | $ 50,720.00 |
| 9 | Current overpayment/credit balance, if any | | | $ 0.00 |
| 10 | General assessment from last filed 2025 SIPC-6 or 6A | | $ 22,965.00 | |
| 11 a | Overpayment(s) applied on all 2025 SIPC-6 and 6A(s) | $ 0.00 | | |
| b | Any other overpayments applied | $ 0.00 | | |
| c | All payments applied for 2025 SIPC-6 and 6A(s) | $ 22,965.00 | | |
| d | Add lines 11a through 11c | | $ 22,965.00 | |
| 12 | **LESSER** of line 10 or 11d. | | | $ 22,965.00 |
| 13 a | Amount from line 8 | | $ 50,720.00 | |
| b | Amount from line 9 | | $ 0.00 | |
| c | Amount from line 12 | | $ 22,965.00 | |
| d | Subtract lines 13b and 13c from 13a. This is your **assessment balance due**. | | | $ 27,755.00 |
| 14 | Interest (see instructions) for 0 days late at 20% per annum | | | $ 0.00 |
| 15 | **Amount you owe SIPC**. Add lines 13d and 14. | | | $ 27,755.00 |
| 16 | Overpayment/credit carried forward (if applicable) | | | $ 0.00 |

| *SEC No.* | *Designated Examining Authority* | *FYE* | *Month* |
|---|---|---|---|
| 8-68706 | DEA: FINRA | 2025 | Dec |

*MEMBER NAME* LPS CAPITAL LLC
*MAILING ADDRESS* 600 LEXINGTON AVENUE
SUITE 502
NEW YORK, NY 10022

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

| | |
|---|---|
| LPS CAPITAL LLC | Gerianne Greer |
| (Name of SIPC Member) | (Authorized Signatory) |
| 2/24/2026 | ggreer@lpscptl.com |
| (Date) | (e-mail address) |

Completion of the "Authorized Signatory" line will be deemed a signature.

***This form and the assessment payment are due 60 days after the end of the fiscal year.***